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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




                       HOME SECURITY INTERNATIONAL, INC.
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             (Exact name of registrant as specified in its charter)



Delaware                                                98-0169495
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(State of Incorporation)                         (I.R.S. Employer ID No.)


Level 7, 77 Pacific Highway, North Sydney, NSW             2060
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(Address of Principal Executive Offices)                (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

NONE

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
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                                (Title of Class)
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
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Item 1.  Description of Registrant's Securities to be Registered.

     The information in Registrant's preliminary prospectus filed with the Commission on June 10, 1997 as part of Pre-Effective Amendment No. 1 to Registrant's Form S-1 Registration Statement under the Securities Act of 1933, Number 333-26399 ("Registrant's Form S-1"), contained under "Description of Securities" (pages 41 through 42), is incorporated by reference in response to this item. A copy of the relevant portion of said information is attached hereto as Exhibit 1.

Item 2.  Exhibits

     Exhibit 2 - Registrant hereby incorporates by reference the specimen Stock Certificate to be filed as Exhibit 4.2 to a subsequent amendment to Registrant's Form S-1, as provided in Pre-Effective Amendment No. 1.

     Exhibit 3 - Registrant hereby incorporates by reference Registrant's Certificate of Incorporation, filed as Exhibit 3.1 to Registrant's Form S-1, filed on May 2, 1997.

     Exhibit 4 - Registrant hereby incorporates by reference Registrant's By-Laws, filed as Exhibit 3.2 to Registrant's Form S-1, filed on May 2, 1997.

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                                   SIGNATURE
                                   ---------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 19, 1997


                                 HOME SECURITY INTERNATIONAL, INC.



                                 By:  /s/ Terrence J. Youngman
                                      ----------------------------
                                      Terrence J. Youngman, President

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                           DESCRIPTION OF SECURITIES

Common Stock

     The authorized capital stock of the Company is 20,000,000 shares of Common Stock, $.001 par value, and 1,000,000 shares of Preferred Stock, $.001 par value. Immediately prior to the effectiveness of this Offering, after giving effect to the Reorganization and the purchase of 250,000 shares of Common Stock by Bradley D. Cooper, 4,750,000 shares of Common Stock of the Company will be issued and outstanding and held by two (2) shareholders of record. Upon the closing of this Offering, there will be no shares of Preferred Stock outstanding. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets available therefor at such time and in such amounts as the Board may, from time to time, determine. Each stockholder is entitled to one vote for each share of Common Stock held of record, on all matters submitted to a vote of stockholders. As is permitted by Delaware law, there will not be cumulative voting in connection with the election of directors. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities under the Company's charter documents. There are no sinking fund provisions applicable to the Common Stock. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock outstanding at that time. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be, fully paid and nonassessable.

Preferred Stock

     The Company is authorized to issue up to 1,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock, as well as to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, may issue Preferred Stock with voting and conversion rights which could materially adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. At present, the Company has no plans to issue any shares of Preferred Stock. See "Risk Factors-- Anti-Takeover Considerations".

Representatives' Warrants

     In connection with this Offering, the Company has authorized the issuance of the Representatives' Warrants and has reserved 300,000 shares of Common Stock for issuance upon exercise of such warrants (including the shares issuable upon exercise of the Representatives' Warrants). The Representatives' Warrants will entitle the holders thereof to acquire 300,000 shares of Common Stock at an exercise price of 165% of the initial offering price per share of Common Stock ($21.45 per share of Common Stock assuming an estimated initial public offering price of $13.00 per share of Common Stock). The Representatives' Warrants will be exercisable at any time from the first anniversary of the date of this Prospectus until the fifth anniversary of the date of this Prospectus. The Representatives' Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price. Such adjustments will occur in the event, among others, that the Company makes certain distributions to holders of its Common Stock. The Company is not required to issue fractional shares upon the exercise of the Representatives' Warrant. The holder of a Representatives' Warrant will not possess any rights as a shareholder of the Company until such holder exercises the Representatives' Warrant.

     For the life of the Representatives' Warrants, the holders thereof have the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership of the shares of Common Stock issuable upon the exercise of the warrants or options. These warrant and option holders may be expected to exercise their warrants or options at a time when the Company would, in all likelihood, be able to obtain any needed capital by an offering of Common Stock on terms more favorable than those provided for by the warrants or options. Further, the terms on which the Company could obtain additional capital during the life of the warrants or options may be adversely affected.

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     The Representatives' Warrants provide certain rights with respect to the registration under the Securities Act of the 600,000 shares of Common Stock issuable upon exercise of the Representatives' Warrants. The Company has agreed that during the entire period between the first anniversary and fifth anniversary of the date of this Prospectus it will register the issuance of such shares upon the exercise of the Representatives' Warrants (and, if necessary, their resale) so as to permit their public resale without restriction. These holders of the Representatives' Warrants have, for a term of five years from the date of this Prospectus, the right to demand two registrations by the Company of their shares and unlimited number of incidental, or "piggyback," registration rights. These registration rights could result in substantial future expense to the Company and could adversely affect the Company's ability to complete future equity or debt financing. Furthermore, the registration and sale of Common Stock of the Company held by or issuable to the holders of registration rights, or even the potential of such sales, could have an adverse effect on the market price of the securities offered hereby.

Certain Provisions Of The Company's Charter And Delaware Law

     Classified Board of Directors. The Company's By-laws provides for the Board of Directors to be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms so that directors' initial terms will expire at the 1998, 1999 or 2000 annual meeting of the stockholders. Starting with the 1997 annual meeting of the stockholders, one class of directors will be elected each year for a three-year term. See "Management--Directors and Executive Officers." The Company believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies as determined by the Board of Directors, since a majority of the directors at any given time will have had prior experience as directors of the Company. The Company believes that this, in turn, will permit the Board of Directors to more effectively represent the interests of stockholders. See "Management--Limitation of Directors' Liability and Indemnification".

     Delaware Anti-Takeover Statute. The Company is subject to Section 203 of the Delaware General Corporation Laws which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or after such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. An "interested stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Transfer Agent and Registrar

     The Company's Transfer Agent and Registrar and Warrant Agent is the Bank of New York, 101 Barclay Street, New York, New York 10286.

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